SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

GEOPARK LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON SHARES, PAR VALUE U.S.$0.001 PER SHARE

(Title of Class of Securities)

G38327105

(CUSIP Number of Class of Securities)

Mónica Jiménez González
Chief Strategy, Sustainability and Legal Officer
GeoPark Limited
Calle 94 N° 11-30, 8o floor
Bogotá, Colombia
Phone: +57 1 743 2337
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Maurice Blanco, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Phone: (212) 450-4000

Fax: (212) 701-5800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2024, as amended and supplemented by Amendment No. 1 filed with the SEC on March 28, 2024 and Amendment No. 2 filed with the SEC on April 11, 2024 (as supplemented or amended from time to time, the “Schedule TO”), by GeoPark Limited (the “Company”), an exempted company limited by shares incorporated under the laws of Bermuda, in relation to the Company’s offer (the “Offer”) to purchase for cash up to an aggregate amount of U.S.$50,000,000 of its common shares, par value U.S.$0.001 per share, at a purchase price not greater than U.S.$10.00 nor less than U.S.$9.00 per share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2024 (as supplemented or amended from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as supplemented or amended from time to time, the “Letter of Transmittal”).

This Amendment No. 3 is being filed to amend and supplement certain provisions of the Schedule TO and the Exhibits thereto. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO and the Exhibits thereto. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Exhibits thereto.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On April 18, 2024, the Company issued a press release announcing the preliminary results of the Offer, which expired at 05:00 P.M., New York City time, on April 17, 2024. A copy of the press release is incorporated by reference herein as Exhibit (a)(1)(I) to the Schedule TO.

ITEM 12. EXHIBITS.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding the following exhibit:

(a)(1)(I) Press Release dated April 18, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2024

GEOPARK LIMITED

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated March 20, 2024.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Press Release dated March 20, 2024.

(a)(1)(G)*	Summary Advertisement.

(a)(1)(H)*	Press Release dated April 11, 2024.

(a)(1)(I)**	Press Release dated April 18, 2024.

(a)(5)(A)*	Annual Report on Form 20-F of GeoPark Limited for the year ended December 31, 2023, filed on March 28, 2024 (incorporated by reference to such filing).

(a)(5)(B)*	Q4 2023 and FY 2023 Earnings Release issued on March 6, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C, as filed with the SEC on March 6, 2024).

(a)(5)(C)*	Transcript of the Q4 2023 and FY 2023 Earnings Conference Call issued on March 11, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C, as filed with the SEC on March 11, 2024).

(b)	Not Applicable.

(d)(1)*	GeoPark Limited 2018 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed December 12, 2018).

(d)(2)*	GeoPark Limited 2016 Non-Executive Director Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed October 28, 2016).

(d)(3)*	Compensation Recoupment Policy.

(g)	Not Applicable.

(h)	Not Applicable.

107*	Filing Fee Table.

*	Previously filed.

**	Filed herewith.